UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 16, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aytu Biopharma, Inc.

File No. 1-38247 - CTR#3524

Aytu Biopharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 16, 2022.

Based on representations by Aytu Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through July 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Chief, Office of Life Sciences